Mail Stop 3561

February 16, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jack Brucker
President and Chief Executive Officer
Rural/Metro Corporation
9221 East Via de Ventura
Scottsdale, Arizona 85258

>   **Re: Rural/Metro Corporation**
>   **Form 10-K for the year ended June 30, 2006**
>   **Filed September 22, 2006**
>   **File No. 000-22056**

Dear Mr. Brucker:

We have reviewed your filing and have the following comments. We think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Note (1) The Company and its Significant Accounting Policies
Net Revenue, page 76

1. We note that, per your contracts as an exclusive provider of emergency 911
    services, you are required to respond to calls for medical transports regardless of
    the ability or willingness of the patient to pay and that you recognize revenue
    upon completion of the services. In this regard, it is unclear how you have
    determined that collectibility is reasonably assured, and therefore revenue should
    be recognized. We note that you are currently reducing your revenue by the
    estimated amount of Medicaid/Medicare discount. However, it would appear that
    you should also reduce your revenue for the allowance determined for other third-
    party payers where collectibility is not reasonably assured at the time that services
    are provided. Refer to SAB 101 and SAB 104 for guidance.

    In the event that you relied upon the AICPA's Audit and Accounting Guide,
    Health Care Organizations for determining your revenue recognition policy, it is
    unclear that your company falls within the scope of this Guide since it seems
    likely that a substantial portion of your revenues are derived from transportation
    or other services (i.e. fire protection services). In order for the Guide to apply, all
    or substantially all of your revenue must be derived from providing or agreeing to
    provide health care or related goods or services. Therefore, we believe that all or
    almost all of your revenues are not generated from health care services, thus
    placing you outside the scope of the Guide for Health Care Organizations.

    Even if it was ultimately determined that the Guide was applicable, your revenue
    recognition policy may not be consistent with the guidelines within the Guide.
    Specifically, the Guide states that service revenue should be recorded net of
    contractual and other adjustments. In this regard, your emergency medical
    transportation service contracts make you contractually obligated to pick up and
    transport a patient despite the fact that, as noted in the disclosure on page 12 of
    your filing, you often receive partial or no compensation for services provided to
    patients who are not covered by Medicare, Medicaid or commercial insurance.
    As this appears to be the nature of your business, we believe you are aware of
    these limitations on collectibility at the initiation of the contract and these
    limitations are accepted in determining the revenue that will be generated from
    the contract. These types of contractual adjustments appear similar in nature to
    other types of contractual adjustments contemplated by the Guide. Therefore, we
    believe that revenue should be recorded net of these types of uncollectible
    accounts in a manner similarly used for other contractual adjustments. Please
    restate your financial statements to show revenue net of amounts that are not
    reasonably assured of collection at the time that services are provided.

Note (9) Long-Term Debt
12.75% Senior Discount Notes, page 90

2. We note that your 12.75% Senior Discount Notes were originally issued at a
    substantial discount. However, it is unclear whether you will account for the
    cumulative accretion of such original issue discount upon the redemption (early or
    otherwise) of the 12.75% Senior Discount Notes in your statement of cash flows
    as an operating activity pursuant to paragraph 23(d) of SFAS 95. Please advise us
    supplementally.

Note 10 – Income Taxes, page 105

3. We note your release of a significant amount of deferred tax valuation allowances
    in 2005. Please describe your tax positions at the time that the allowances were
    recorded, including the specific circumstances that made you believe that the
    related deferred tax assets were not likely to be recovered. Then, please explain
    what changes, if any, occurred that lead to your determination that the allowances
    were no longer necessary, including whether any changes were due to the
    circumstances of the company or whether there was a change related to your tax
    position. In this regard, tell us whether you anticipate that you will reverse any of
    your remaining valuation allowances in the upcoming periods.

Form 8-K filed February 12, 2007

4. Please describe the internal control weaknesses that you have identified at this
    time and your plan of action for remediating these deficiencies.

****

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
   filing;

· staff comments or changes to disclosure in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief